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Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

        The following is a list of subsidiaries of Marketo, Inc. as of December 31, 2013:

Name	State or Country of Incorporation
Insightera Ltd.	Israel
Marketo Australia Pty Ltd	Australia
Marketo EMEA, Limited	Ireland
Marketo International, Limited	Ireland
Marketo K.K.	Japan

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LIST OF SUBSIDIARIES OF THE REGISTRANT